# EDGAR Submission Header Summary

| | |
|---|---|
| **Submission Type** | **N-CSR** |
| **Live File** | **on** |
| **Return Copy** | **on** |
| **Submission Contact** | **Rose Carling** |
| **Submission Contact Phone Number** | **212-319-6681** |
| **Exchange** | **NONE** |
| **Confirming Copy** | **off** |
| **Filer CIK** | **0000914248** |
| **Filer CCC** | **xxxxxxxx** |
| **Period of Report** | **12/31/09** |
| **Filer Investment Company Type** | **N-2** |
| **Notify via Filing website Only** | **off** |

## Documents

| | | |
|---|---|---|
| **N-CSR** | **ssfiiincsrdec09.htm** | |
| | **SSF III NCSR DEC 09** | |
| **EX-99** | **ssfiiiex99dec09.htm** | |
| | **SSF III EX 99** | |
| **EX-99.906 CERT** | **ssfiiiex99906.htm** | |
| | **SSF III EX 99.906** | |
| **N-CSR** | **ssfiiincsrdec09.pdf** | |
| | **SSF III NCSR DEC 09 PDF** | |

## Module and Segment References

## SEC EDGAR XFDL Submission Header

```
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>N-CSR</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Rose Carling</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>212-319-6681</value></field>
                <popup sid="SubSro_sroId_"><value>NONE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000914248</value></field>
                <field sid="SubFiler_filerCcc_"><value>ros1*bar</value></field>

                <field sid="SubTable_periodOfReport_"><value>12/31/09</value></field>
                <combobox sid="SubInvCompany_invCompanyType_"><value>N-2</value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>ssfiiincsrdec09.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>N-CSR</value></combobox>
                <field sid="SubDocument_description_"><value>SSF III NCSR DEC 09</value></field>
                <data sid="data1"><filename>ssfiiincsrdec09.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>ssfiiiex99dec09.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99</value></combobox>
                <field sid="SubDocument_description_1"><value>SSF III EX 99</value></field>
                <data sid="data2"><filename>ssfiiiex99dec09.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>ssfiiiex99906.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>EX-99.906 CERT</value></combobox>
                <field sid="SubDocument_description_2"><value>SSF III EX 99.906</value></field>
                <data sid="data3"><filename>ssfiiiex99906.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_3"><value>ssfiiincsrdec09.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_3"><value>N-CSR</value></combobox>
                <field sid="SubDocument_description_3"><value>SSF III NCSR DEC 09 PDF</value></field>
                <data sid="data4"><filename>ssfiiincsrdec09.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
        </page>
</XFDL>
```

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM N-CSR**

**CERTIFIED SHAREHOLDER REPORT OF REGISTERED**
**MANAGEMENT INVESTMENT COMPANIES**

Investment Company Act file number                          811-08110

SPECIAL SITUATIONS FUND III, L.P.
(Exact name of registrant as specified in charter)

527 MADISON AVENUE, SUITE 2600, NEW YORK, NEW YORK                          10022
(Address of principal executive offices)                          (Zip code)

Allen B. Levithan, Esq.
c/o Lowenstein Sandler PC
65 Livingston Avenue
Roseland, New Jersey 07068
(Name and address of agent for service)

Registrant's telephone number, including area code                          (212) 319-6670

Date of fiscal year end:                          DECEMBER 31, 2009

Date of reporting period:                          DECEMBER 31, 2009

Form N-CSR is to be used by management investment companies to file reports with the Commission not later than 10 days after the transmission to stockholders of any report that is required to be transmitted to stockholders under Rule 30e-1 under the Investment Company Act of 1940 (17 CFR 270.30e-1). The Commission may use the information provided on Form N-CSR in its regulatory, disclosure review, inspection, and policymaking roles.

A registrant is required to disclose the information specified by Form N-CSR, and the Commission will make this information public. A registrant is not required to respond to the collection of information contained in Form N-CSR unless the Form displays a currently valid Office of Management and Budget ("OMB") control number. Please direct comments concerning the accuracy of the information collection burden estimate and any suggestions for reducing the burden to Secretary, Securities and Exchange Commission, 450 Fifth Street, NW, Washington, DC 20549-0609. The OMB has reviewed this collection of information under the clearance requirements of 44 U.S.C. § 3507.

**Item 1.**              **Reports to Stockholders.**

**December 31, 2009**
**Special Situations Fund III, L.P.**              **Annual Report**
                                                    **- Liquidation Basis**

**SPECIAL SITUATIONS FUND III, L.P.**
(A Limited Partnership)

**INDEX TO THE ANNUAL REPORT – LIQUIDATION BASIS**

**DECEMBER 31, 2009**

<u>**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**</u>

To the Partners of
Special Situations Fund III, L.P.

We have audited the accompanying statement of financial condition – liquidation basis of Special Situations Fund III, L.P. (the "Fund"), including the portfolio of investments – liquidation basis, as of December 31, 2009, and the related statement of operations – liquidation basis for the year then ended and changes in partners' capital – liquidation basis for each of the two years in the period then ended, and the financial highlights (Note 11) for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 2009, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the partners of the Fund voted in favor of liquidation on June 10, 2008 and the Fund commenced liquidation shortly thereafter. As a result, the Fund has changed its basis of accounting from the going-concern basis to a liquidation basis.

In our opinion, the financial statements and financial highlights (Note 11) referred to above, present fairly, in all material respects, the financial position of Special Situations Fund III, L.P. as of December 31, 2009, and the results of its operations for the year then ended, and the changes in its partners' capital for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America applied on the bases described in the preceding paragraph.


Weiser LLP
New York, N. Y.
February 26, 2010

# SPECIAL SITUATIONS FUND III, L.P.
## (A Limited Partnership)

### STATEMENT OF FINANCIAL CONDITION - LIQUIDATION BASIS

### DECEMBER 31, 2009

**ASSETS**

| | | |
|---|---|---:|
| Investment (cost $201,478) | $ | 254,668 |
| Cash and cash equivalents | | 1,562,136 |
| | | |
| Total Assets | $ | 1,816,804 |

**LIABILITIES AND PARTNERS' CAPITAL**

**Liabilities**

| | | |
|---|---|---:|
| Accrued Independent General Partners' fees | $ | 20,000 |
| Accrued professional fees | | 55,962 |
| Administrator's fee payable | | 3,180 |
| Accrued expenses | | 439 |
| | | |
| Total Liabilities | | 79,581 |

**Partners' Capital**

| | |
|---|---:|
| Limited Partners | 1,481,237 |
| Corporate General Partner | 235,184 |
| Individual General Partners | 20,802 |
| | |
| Total Partners' Capital | 1,737,223 |

| | | |
|---|---|---:|
| Total Liabilities and Partners' Capital | $ | 1,816,804 |

See the accompanying Notes to the Financial Statements.

# SPECIAL SITUATIONS FUND III, L.P.

(A Limited Partnership)

## PORTFOLIO OF INVESTMENTS - LIQUIDATION BASIS

### DECEMBER 31, 2009

| Shares | Preferred Stocks | | Fair Value |
|---|---|---|---|
| | **Data Security 14.66%** | | |
| 100,739 | Verdasys, Inc. Series B convertible (Illiquid) | $ | 254,668 |
| | | | |
| | **Total Preferred Stocks 14.66% (cost $201,478)** | | **254,668** |
| | | | |
| | **TOTAL INVESTMENTS 14.66% (cost $201,478)** | **$** | **254,668** |

All percentages are relative to Partners' Capital.

The above security is non-income producing.

See the accompanying Notes to the Financial Statements.

# SPECIAL SITUATIONS FUND III, L.P.
## (A Limited Partnership)

## STATEMENT OF OPERATIONS - LIQUIDATION BASIS

### FOR THE YEAR ENDED DECEMBER 31, 2009

| | | |
|---|---:|---:|
| **REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS** | | |
| Net realized loss on investments | $ (3,068,538) | |
| Net change in unrealized appreciation | 3,662,059 | |
| Net Realized and Unrealized Gain on Investments | | $ 593,521 |
| | | |
| **INVESTMENT INCOME (LOSS)** | | |
| Investment Income | | |
| Interest | 4,875 | |
| Dividends | 2,020 | |
| Other | 1,671 | |
| Total Investment Income | 8,566 | |
| | | |
| Operating Expenses | | |
| Administrator's fee | 18,764 | |
| Professional fees | 85,159 | |
| Independent General Partners' fees | 20,000 | |
| Custody fee and other | 5,341 | |
| Total Operating Expenses | 129,264 | |
| | | |
| Net Investment Loss | | (120,698) |
| | | |
| **NET INCOME** | | $ 472,823 |

See the accompanying Notes to the Financial Statements.

4

# SPECIAL SITUATIONS FUND III, L.P.

(A Limited Partnership)

## STATEMENTS OF CHANGES IN PARTNERS' CAPITAL - LIQUIDATION BASIS

| | Per Limited Partners' Unit | Limited Partners | Corporate General Partner | Individual General Partners | Total |
|---|---|---|---|---|---|
| **YEAR ENDED DECEMBER 31, 2008:** | | | | | |
| **BALANCE, DECEMBER 31, 2007** | | $ 33,303,994 | $ 4,980,130 | $ 440,537 | $ 38,724,661 |
| Allocation of net loss | | (7,795,872) | (1,194,528) | (105,667) | (9,096,067) |
| Repurchases | | (1,664,194) | - | - | (1,664,194) |
| Liquidating distribution | | (20,463,674) | (3,248,929) | (287,397) | (24,000,000) |
| **BALANCE, DECEMBER 31, 2008** | $ 25,000 | 3,380,254 | 536,673 | 47,473 | 3,964,400 |
| **SIX MONTHS ENDED JUNE 30, 2009:** | | | | | |
| Allocation of net income | $ 982 | 132,727 | 21,073 | 1,864 | 155,664 |
| Liquidating distribution | | (2,302,169) | (365,499) | (32,332) | (2,700,000) |
| **BALANCE, JUNE 30, 2009** | $ 25,000 | 1,210,812 | 192,247 | 17,005 | 1,420,064 |
| **SIX MONTHS ENDED DECEMBER 31, 2009:** | | | | | |
| Allocation of net income | $ 5,584 | 270,425 | 42,937 | 3,797 | 317,159 |
| **BALANCE, DECEMBER 31, 2009** | $ 25,000 | $ 1,481,237 | $ 235,184 | $ 20,802 | $ 1,737,223 |

See Note 4 for changes in Units outstanding.

See the accompanying Notes to the Financial Statements.

5

NOTE 1 -       GENERAL:

**Organization**:

Special Situations Fund III, L.P. (the "Fund") was organized under the Delaware Revised Uniform Limited Partnership Act on October 18, 1993, and commenced investment operations on January 1, 1994.  The Fund is a closed-end interval fund registered under the Investment Company Act of 1940 (the "1940 Act").  The Fund shall have perpetual existence unless sooner dissolved as provided for in the Agreement of Limited Partnership (the "Agreement").  See Liquidation and Dissolution section below.

The Agreement provides for not less than three "Individual General Partners" and a "Corporate General Partner."  The General Partners, as a group, must own not less than one percent (1%) of the Fund's outstanding Units.  The Fund has five Individual General Partners of which four are independent, as defined in the 1940 Act.

The Corporate General Partner and Investment Adviser is MGP Advisers Limited Partnership ("MGP"), of which the General Partner is AWM Investment Company, Inc. ("AWM").  MGP has appointed AWM as agent and nominee, with the rights, power and authority to act on behalf of MGP with respect to the execution of trades and related matters concerning the Fund.  Austin W. Marxe, an Individual General Partner of the Fund and a limited partner of MGP owns directly and indirectly a controlling interest in MGP and AWM.  Mr. Marxe is primarily responsible for managing the Fund's investments and performing certain administrative services on its behalf.

The Fund sought long-term capital appreciation by investing primarily in equity securities and securities with equity features of publicly traded companies which possess a technological, market or product niche, which may be, for various reasons, undervalued, or with prospects of going private or being acquired.

**Liquidation and Dissolution:**

On March 10, 2008, the Independent General Partners approved the submission to a vote of the partners of a proposal to liquidate and dissolve the Fund (the "Liquidation Proposal") in order to provide the Limited Partners with the opportunity to determine whether the liquidation of the Fund is a preferable alternative to its continued operation.  The reduced liquidity of the Fund operating under the Safe Harbor Amendments which limited semi-annual repurchase offers to a maximum of 5% of Units outstanding per semi-annual period (or 10% per year) and increased the repurchase request deadline from 14 days to 60 days prior to the repurchase pricing date as well as the increased expense ratio as a result of various costs not decreasing in proportion to the Fund's size, were an impetus for the Liquidation Proposal.

SPECIAL SITUATIONS FUND III, L.P.
(A Limited Partnership)

NOTES TO THE FINANCIAL STATEMENTS – LIQUIDATION BASIS

NOTE 1 -        GENERAL (CONTINUED):

**Liquidation and Dissolution (Continued):**

Other considerations included the possibility that sales of the Fund's securities as part of the liquidation may not result in the Fund receiving the maximum return on these securities due to market conditions at the time of the sales or the constraints imposed by the liquidation. In order to properly consider all relevant factors in determining whether to vote "For" or "Against" the Liquidation Proposal, MGP and the Individual General Partners resolved to withhold their vote until the Special Meeting of Partners.

On June 10, 2008 a Special Meeting of Partners was held whereby the requisite vote was cast in favor of the Liquidation Proposal. Matters discussed included those indicated above as well as the economic and market conditions at the time of the meeting. The current management will continue to operate the Fund during the liquidation process. MGP will continue to serve as the Fund's Investment Adviser, but will not make new investments unless considered necessary to preserve the value of existing investments as well as invest in short-term liquid securities for cash management purposes. At various times subsequent to the vote to liquidate the Fund, liquidating distributions were made to the partners. The following table summarizes the liquidating distributions approved and paid as of the dates indicated.

| Date of IGP Meeting | | Amount of Liquidating Distribution | Date of Payment | Percent of Net Assets at the Time |
|---|---|---|---|---|
| December 2, 2008 | $ | 24,000,000 | December 8, 2008 | 85% |
| June 2, 2009 | $ | 2,700,000 | June 4, 2009 | 65% |
| January 12, 2010 | $ | 1,300,000 | January 15, 2010 | 75% |

NOTE 2 -        ACCOUNTING POLICIES:

The Fund measures its assets and liabilities at fair value expected in liquidation, presented at net realizable value, and reports changes in estimates when they are known.

Securities traded on a securities exchange or on the NASDAQ System are valued at the last reported sales price on the last business day of the reporting period. Securities for which no sale occurred on such day are valued at the average of the highest bid and lowest asked prices on the last trading day. Securities for which market quotations are not available are recorded at fair value as determined in good faith by the Individual General Partners. Securities transactions are recorded on trade date. Realized gains and losses on sales of securities are determined using the specific identification cost method. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis.

**NOTE 2 -      ACCOUNTING POLICIES (CONTINUED):**

Cash and cash equivalents consist principally of cash balances held in a brokerage account.  The Fund considers all money market accounts and all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

The Fund entered into agreements to lend portfolio securities to qualified borrowers in order to earn additional income.  The terms of each lending agreement require that loans are secured by cash or securities with an aggregate market value at least equal to a percentage of the market value of the loaned securities agreed upon by the borrower and the Fund (which shall be not less than 100% of the market value of the loaned securities), computed on a daily basis.  If the borrower defaults on its obligation to return the securities loaned because of insolvency or other reasons, the Fund could experience delays and costs in recovering the securities loaned or in gaining access to collateral.  Gain or loss in the fair value of portfolio securities loaned that may occur during the term of the loan will be attributed to the Fund.  At December 31, 2009, there were no securities loaned.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Accounting standards related to accounting for uncertainty in income taxes, which applies to all entities, including pass through entities such as the Fund, provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements.  It is effective for all fiscal years beginning after December 15, 2006, and is to be applied to all open tax years as of the date of effectiveness.  Management has concluded that there is no impact on the Fund's financial statements as a result of these standards.

In June 2009, the FASB issued the Accounting Standards Codification™ ("Codification") which is the source of authoritative U.S. generally accepted accounting principles ("GAAP") recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this standard, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative. This standard is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  The Fund adopted this standard on September 30, 2009.  Its adoption did not impact amounts recorded or disclosures required as part of the Fund's financial statements.

NOTE 3 -     **ALLOCATION OF ACCOUNTING INCOME AND LOSSES:**

The Agreement provides for allocations of profits and losses at the close of each fiscal period (see Note 4).

Net income is allocated: first, to MGP to the extent of any previous net losses allocated to MGP in excess of the other partners' capital balances; next, to the partners in proportion to the number of Units held by each to the extent of net losses previously allocated to them; and, thereafter, 80% to the partners in proportion to the number of Units held by each and 20% performance allocation to MGP. If there is a loss for a fiscal period, the performance allocation to MGP will not apply to future periods until the loss has been recovered. The amount of loss carryover at December 31, 2009 was $11,693,016.

Net losses are allocated to the partners in proportion to the number of Units held by each, provided, however, that losses in excess of an Individual General Partner's or a Limited Partner's capital balance will be allocated to MGP.

NOTE 4 -     **PARTNER CAPITAL ACCOUNT TRANSACTIONS:**

All net income allocated to partners will be reinvested. In order to maintain a $25,000 price per Unit, the number of Units held by each partner at the close of each fiscal period (generally June 30 and December 31, commencing December 31, 1994), is adjusted to equal the partner's capital account divided by $25,000.

As of the close of each fiscal period, the Fund will generally offer to repurchase 5% of the outstanding Units. The repurchase request deadline had generally been June 16 and December 17, of each year, but is subject to change based on the Securities and Exchange Commission's approval of the exemptive request. In light of the liquidation discussed in Note 1, the Fund's final offer to repurchase Units was for the period ended June 30, 2008. Future liquidating distributions will be determined by the Individual General Partners based on relative cash balances.

The Fund has the right to sell additional Units at the beginning of each fiscal period, but as of June 10, 2008 is no longer doing so as it is in the process of liquidating.

**NOTE 4 -        PARTNER CAPITAL ACCOUNT TRANSACTIONS (CONTINUED):**

Changes in Units outstanding are as follows:

| | Limited Partners | Corporate General Partner | Individual General Partners | Total |
|---|---|---|---|---|
| Balance, December 31, 2007 | 1,332.1597 | 199.2052 | 17.6215 | 1,548.9864 |
| Semi-annual adjustments of Units | (311.8349) | (47.7812) | (4.2267) | (363.8428) |
| Repurchases | (66.5677) | - | - | (66.5677) |
| Liquidating distribution | (818.5469) | (129.9572) | (11.4959) | (960.0000) |
| Balance, December 31, 2008 | 135.2102 | 21.4668 | 1.8989 | 158.5759 |
| Semi-annual adjustment of Units | 5.3091 | 0.8429 | 0.0746 | 6.2266 |
| Liquidating distribution | (92.0868) | (14.6199) | (1.2933) | (108.0000) |
| Balance, June 30, 2009 | 48.4325 | 7.6898 | 0.6802 | 56.8025 |
| Semi-annual adjustment of Units | 10.8170 | 1.7175 | 0.1519 | 12.6864 |
| Balance, December 31, 2009 | 59.2495 | 9.4073 | 0.8321 | 69.4889 |

**NOTE 5 -        PURCHASES AND SALES OF SECURITIES:**

Purchases and sales of securities for the year ended December 31, 2009 aggregated $17,298 and $3,233,156, respectively.

**NOTE 6 -        INCOME TAXES:**

No provision for income taxes has been made in the accompanying financial statements as each partner is individually responsible for reporting income or loss based upon the partner's respective share of the Fund's income and expenses reported for income tax purposes.

**NOTE 7 -        RELATED PARTY TRANSACTIONS:**

AWM is the administrator of the Fund.  The administrator's fee is computed monthly at an annual rate of 0.75% of the average net assets.

The Fund pays each Independent General Partner an annual fee of $5,000.

**NOTE 8 -        OTHER AGREEMENTS:**

The Fund entered into a consulting agreement whereby the consultant will provide management and financial advisory services to companies in which the Fund invests ("covered investments"). As compensation, the consultant earns ten percent of the appreciation on each covered investment for the agreed upon period.  As of December 31, 2009 no amounts were due under this agreement.

**NOTE 9 -**    **FAIR VALUE MEASUREMENTS:**

Accounting standards establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1    Quoted prices are available in active markets for identical investments as of the reporting date. Investments included in this category include listed equities and listed derivatives.  As required by these standards, the Fund does not adjust the quoted price for these investments, even in situations where the Fund holds a large position and the sale could reasonably impact the quoted price.

Level 2    Pricing inputs are other than quoted market prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies.  Investments which are generally included in this category include corporate debt as well as less liquid and restricted equity securities.

Level 3    Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment.  The inputs into the determination of fair value required significant management judgment or estimation. Investments that are included in this category generally include interests in corporate private equity and warrants.

The following table summarizes the valuation of the Fund's investments by the fair value hierarchy as described above as of December 31, 2009.

| Description | Total | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Preferred Stocks | $  254,668 | $  - | $  - | $  254,668 |
| Total | $  254,668 | $  - | $  - | $  254,668 |

NOTE 9 -        **FAIR VALUE MEASUREMENTS (CONTINUED):**

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. The following table discloses a reconciliation of investments at measured fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2009.

| | Total | Common Stocks | Preferred Stocks | Corporate Debt | Warrants |
|---|---|---|---|---|---|
| Beginning Balance, January 1, 2009 | $ 1,271,365 | $ 316 | $ 614,635 | $ 290,852 | $ 365,562 |
| Total gains or losses | (1,432,132) | (415,751) | (359,967) | (290,852) | (365,562) |
| Purchases | - | - | - | - | - |
| Transfers in / out of Level 3 | 415,435 | 415,435 | | | |
| Ending Balance, December 31, 2009 | $ 254,668 | $ - | $ 254,668 | $ - | $ - |

| | Total | Common Stocks | Preferred Stocks | Corporate Debt | Warrants |
|---|---|---|---|---|---|
| The amount of gains (losses) included in income attributable to the change in unrealized gains (losses) relating to assets still held at December 31, 2009 | $ - | $ - | $ - | $ - | $ - |

Gains and losses (realized and unrealized), if any, would be included in the net realized loss on investments and net change in unrealized appreciation in the Statement of Operations – Liquidation Basis.

**NOTE 10 -** **DERIVATIVE FINANCIAL INSTRUMENTS:**

Derivative financial instruments owned by the Fund (the value of which is based upon an underlying asset) included warrants. At December 31, 2009, the Fund no longer holds warrants as they were all sold during the year as part of the liquidation process. No additional trading of derivatives was done during 2009.

The Fund initially received the warrants in connection with its investment in the debt or equity of certain companies. A warrant is a security that entitles the holder to buy stock of the company that issued it at a specified price with a pre-determined time period. The warrants provided the Fund with exposure and potential gains upon equity appreciation of the portfolio company's share price.

The following table summarizes the effect of derivative instruments on the Statement of Operations – Liquidation Basis.

| Type of Instrument | Classification | Trading Revenue |
|---|---|---|
| Warrants | Net realized gain (loss) on investments | $ 97,238 |
| Warrants | Net change in unrealized appreciation | (353,800) |

**NOTE 11 -** **FINANCIAL HIGHLIGHTS:**

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | **2009** | 2008 | 2007 | 2006 | 2005 |
| Ratio of investment expenses to average net assets[1] | **0.00%** | 0.00% | 0.00% | 0.00% | 0.00% |
| Ratio of operating expenses to average net assets | **4.94%** | 1.73% | 1.33% | 1.65% | 0.86% |
| Ratio of total expenses to average net assets | **4.94%** | 1.73% | 1.33% | 1.65% | 0.86% |
| Ratio of net income (loss) to average net assets | **18.07%** | (29.37%) | (2.52%) | 15.21% | 2.53% |
| Portfolio turnover rate | **1.34%** | 35.22% | 43.06% | 81.20% | 55.90% |

[1]The investment expenses reflected in the above ratio include, but are not limited to, consulting fees having a direct correlation to the performance of "covered investments," as further defined in Note 8 herein.

**NOTE 12 - RETURN ON PARTNER INVESTMENT:**

At December 31, 2009, had a $25,000 investment been made at the following dates, the value would be:

| Subscription Date | Value | Subscription Date | Value |
|---|---|---|---|
| January 1, 1994 | $ 228,708 | July 1, 2002 | $ 55,349 |
| January 1, 1995 | 209,087 | January 1, 2003 | 59,902 |
| July 1, 1995 | 185,138 | July 1, 2003 | 45,840 |
| January 1, 1996 | 154,395 | January 1, 2004 | 32,116 |
| July 1, 1996 | 116,552 | July 1, 2004 | 29,855 |
| January 1, 1997 | 110,309 | January 1, 2005 | 26,750 |
| July 1, 1997 | 104,487 | July 1, 2005 | 29,007 |
| January 1, 1998 | 92,699 | January 1, 2006 | 26,202 |
| July 1, 1998 | 95,049 | July 1, 2006 | 24,690 |
| January 1, 1999 | 105,371 | January 1, 2007 | 23,156 |
| July 1, 1999 | 97,227 | July 1, 2007 | 22,036 |
| January 1, 2000 | 63,372 | January 1, 2008 | 24,161 |
| July 1, 2000 | 54,283 | July 1, 2008 | 28,110 |
| January 1, 2001 | 55,515 | January 1, 2009 | 31,784 |
| July 1, 2001 | 48,530 | July 1, 2009 | 30,584 |
| January 1, 2002 | 48,517 | | |

**NOTE 13 -     CREDIT RISK CONCENTRATION:**

Cash and cash equivalents consist principally of a balance held in a brokerage account with Morgan Stanley & Co. Incorporated.  The balance is secured by the Securities Investor Protection Corporation up to $500,000, including up to $100,000 for free cash balances.  Cash balances and securities in excess of these limits are covered by additional insurance maintained by the broker.  Amounts in excess of insurance coverage are secured by the good faith and credit of the broker.

NOTE 14 -        **GAIN CONTINGENCY:**

The Fund owned common and preferred stock in a private company that was acquired by a Taiwanese public company (the "public company") in December 2009 in exchange for cash. The merger deal also provided for the issuance of convertible preferred stock of the public company to the Fund, but it is contingent upon the approval by the public company's shareholders and the Taiwanese Investment Commission. Fund management has asserted that there is no ascertainable value at December 31, 2009 as it is affected by future market fluctuations in the price of the public company's common stock, lock-up provisions and currency exchange rate fluctuations. Furthermore, due to the nature of the contingencies indicated above, the Fund management cannot make any assertions as to the likelihood of realization.

NOTE 15 -        **SUBSEQUENT EVENTS:**

Subsequent events have been evaluated through February 26, 2010, which is the date the financial statements were available to be issued.

NOTE 16 -        **APPROVAL OF ADVISORY CONTRACT (UNAUDITED):**

At a special meeting of the Independent General Partners ("IGPs") of the Fund held on December 8, 2009, the IGPs considered whether to approve the continuation of the existing Investment Advisory Agreement (the "Advisory Agreement") between the Fund and MGP. In addition to the materials the IGPs had reviewed throughout the course of the year, the IGPs received materials relating to the Advisory Agreement before the meeting and had the opportunity to ask questions and request further information in connection with its consideration.

The approval of the Advisory Agreement and the continuation of MGP as the investment adviser of the Fund is based upon the following findings as well as the specific considerations discussed below: (1) that the Advisory Agreement with MGP is in the best interest of the Fund; (2) that the services to be performed by MGP pursuant to the Advisory Agreement are services required for the operation of the Fund; (3) that MGP can provide services the nature and quality of which are at least equal to those provided by others offering the same services; and (4) that the fees for such services are fair and reasonable in light of the usual and customary charges made by others for services of the same nature and quality.

In determining whether to approve the Advisory Agreement, the IGPs considered various relevant factors, including those discussed below.

NOTE 16 -    APPROVAL OF ADVISORY CONTRACT (UNAUDITED) (CONTINUED):

**Nature, Extent and Quality of Service**

In considering the nature, extent and quality of service to the Fund, the IGPs reviewed the Fund's investment objectives and strategy along with the advisory services provided to the Fund by MGP over both short- and long-term periods. The services provided include investment research, portfolio management and trading. The IGPs took into account the organizational depth and stability of the firm, noting that the Fund managers have considerable investment and trading experience and have managed the Fund since its inception.  Furthermore, they do not use brokerage commissions to purchase third-party research.

**Investment Performance**

The IGPs considered the short- and long-term performance of the Fund, including both lesser and more profitable periods and noted favorable performance over the Fund's history as compared with relevant market indices.

**Costs of Services Provided**

The IGPs considered the compensation arrangement with MGP, such that the performance allocation of 20% is customary for the Fund's peer group.  The IGPs also noted the use of a "highwater" mark in determining the profit threshold. The IGPs reviewed the expense ratio of the Fund and determined it to be fair and reasonable as compared to the Fund's peer group.  Although the administrative fee charged is below industry averages, the overall expense ratio has increased due to the reduction in the net assets of the Fund resulting from the exchange offer effective January 1, 2006 and the liquidating distributions paid pursuant to the current liquidation.

**Profits**

The IGPs considered the level of MGP's profits in managing the Fund and concluded that the profit was fair and customary based on the Fund's peer group.

**Economies of Scale**

The IGPs, in considering economies of scale, reviewed whether there have been or if there is a potential for the realization of future economies of scale, and whether the Fund's investors would benefit from such scale.  The IGPs noted that the consideration of economies of scale is not a determining factor as it relates to the approval of the Advisory Agreement with MGP.

**SPECIAL SITUATIONS FUND III, L.P.**
(A Limited Partnership)

**NOTES TO THE FINANCIAL STATEMENTS – LIQUIDATION BASIS**

**NOTE 16 -**  **APPROVAL OF ADVISORY CONTRACT (UNAUDITED) (CONTINUED):**

In considering whether to approve the continuation of the Advisory Agreement, the IGPs did not weigh any one factor more than another. They concluded that the approval of this agreement was in the best interest of the Fund. The Advisory Agreement will continue for one year and is renewable by the IGPs after that for successive one year periods.

**NOTE 17 -**  **PROXY VOTING (UNAUDITED):**

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to its portfolio securities is available (1) without charge, upon request, by calling (212) 319-6670 or (2) on the Securities and Exchange Commission ("SEC") website at www.sec.gov.

The Fund's proxy voting record for the most recent 12-month period ended June 30 is available (1) without charge, upon request, by calling (212) 319-6670 or (2) on the SEC's website at www.sec.gov. Information as of June 30 each year will generally be available by the following August 31.

**NOTE 18 -**  **FORM N-Q (UNAUDITED):**

The Fund files a complete Portfolio of Investments for the first and third quarters of its fiscal year with the SEC on Form N-Q within 60 days of the end of such fiscal quarter. The Fund's Form N-Q is available on the SEC's website at www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the SEC's Public Reference Room may be obtained by calling 1-800-SEC-0330.

**Item 2.**        **Code of Ethics.**

The Registrant has adopted a Code of Ethics (the "Code of Ethics") that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, regardless of whether these individuals are employed by the Registrant or a third party.  The Registrant undertakes to provide to any person without charge, upon request, a copy of the Code of Ethics.  Such request can be made to Special Situations Fund III, L.P. at (212) 319-6670, 527 Madison Avenue, Suite 2600, New York, New York 10022, Attention:  Rose M. Carling.

There have been no amendments to the Code of Ethics during the period covered by this report. In addition, during the period covered by this report, the Registrant has not granted any waivers, including an implicit waiver, from a provision of the Code of Ethics.

**Item 3.**        **Audit Committee Financial Expert.**

The Registrant's board of directors (or persons performing similar functions) has determined that Stanley S. Binder possesses the technical attributes identified in Instruction 2(b) of Item 3 to Form N-CSR to qualify as an "audit committee financial expert," and has designated Stanley S. Binder as the audit committee financial expert. Stanley S. Binder is an "independent" director (or the functional equivalent thereof) pursuant to paragraph (a)(2) of Item 3 to Form N-CSR.

**Item 4.**        **Principal Accountant Fees and Services.**

*Audit Fees*.  The aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the Registrant's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years are $49,100 and $74,200 for 2009 and 2008, respectively.

*Audit-Related Fees*.  There were no fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit of the Registrant's financial statements and are not reported under "Audit Fees" above.

*Tax Fees*.  The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning are $19,900 and $18,100 for 2009 and 2008, respectively.

*All Other Fees*.  There were no fees billed in each of the last two fiscal years for products and services provided by the principal accountant, other than the services reported above.

The audit committee of the Registrant was organized in 2003.  All services to be performed for the Registrant by the Registrant's accountant must be pre-approved by the audit committee.  The above referenced fees for 2009 were pre-approved by the audit committee.

The aggregate fees paid by the Registrant for non-audit professional services rendered by the Registrant's accountant to the Registrant's investment advisor and any entity controlling, controlled by, or under common control with the Registrant's investment adviser that provides ongoing services to the Registrant for 2009 and 2008 were $24,985 and $22,006 respectively.

**Item 5.**        **Audit Committee of Listed Registrants.**

Not applicable.

**Item 6.**        **Schedule of Investments**

The Audited Schedule of Investments is included in the report to shareholders filed under Item 1 of the Form.

**Item 7.**        **Disclosure of Proxy Voting Policies and Procedures for Closed-End Management Investment Companies**

The Registrant has adopted the following proxy voting policies and procedures of its investment adviser, MGP Advisers Limited Partnership:


**PROXY VOTING POLICIES AND PROCEDURES**


These policies and procedures apply to the voting of proxies by MGP Advisers Limited Partnership (the "Adviser") for those client accounts over which the Adviser has proxy voting authority.  Adviser is the investment adviser for Special Situations Fund III, L.P.

**GENERAL**

The Adviser's proxy voting policies and procedures are designed to ensure that the Adviser complies with the requirements under Rule 206(4)-6 and Rule 204-2 promulgated under the Investment Advisers Act of 1940, as amended, and fulfills its obligations thereunder with respect to proxy voting, disclosure, and recordkeeping.

The Adviser's objective is to ensure that its proxy voting activities on behalf of its clients are conducted in a manner consistent, under all circumstances, with the best interest of the clients.  For most matters, however, the Adviser's policy is not to vote where it believes the outcome is not in doubt in order to avoid the unnecessary expenditure of time and the cost to review the proxy materials in detail and carry out the vote.  In such circumstances the Adviser believes that the client is best served by the Adviser's devoting its time to investment activities on the client's behalf.

**PROXY VOTING POLICIES**

The Adviser is committed to voting proxies in a manner consistent with the best interests of its clients.  While the decision whether or not to vote a proxy must be made on a case-by-case basis, the Adviser generally does not vote a proxy if it believes the proposal is not adverse to the best interests of the client or if adverse, the outcome of the vote is not in doubt.  In the situations where the Adviser does vote a proxy, the Adviser generally votes proxies in accordance with the following general guidelines:

| Proxy Proposal Issue | Adviser's Voting Policy |
|---|---|
| Routine Election of Directors | For |
| Issuance of Authorized Common Stock | For |
| Stock Repurchase Plans | For |
| Domestic Reincorporation | For |
| Director Indemnification | For |
| Require Shareholder Approval to Issue Preferred Stock | For |
| Require Shareholder Approval to Issue Golden Parachutes | For |
| Require Shareholder Approval of Poison Pill | For |
| Shareholders' Right to Call Special Meetings | For |
| Shareholders' Right to Act by Written Consent | For |
| Shareholder Ability to Remove Directors With or Without Cause | For |
| Shareholders Electing Directors to Fill Board Vacancies | For |
| Majority of Independent Directors | For |
| Board Committee Membership Exclusively of Independent Directors | For |
| 401(k) Savings Plans for Employees | For |
| Anti-greenmail Charter or By-laws Amendments | For |
| Corporate Name Change | For |
| Ratification of Auditors | For |
| Supermajority Vote Requirement | Against |
| Blank Check Preferred | Against |
| Dual Classes of Stock | Against |

| | |
|---|---|
| Staggered or Classified Boards | Against |
| Fair Price Requirements | Against |
| Limited Terms for Directors | Against |
| Require Director Stock Ownership | Against |

The following proxy proposal issues are so fact sensitive that no general voting policy with respect to such issues may be established by the Adviser:

| | |
|---|---|
| Reprice Management Options | Fact Sensitive |
| Adopt/Amend Stock Option Plan | Fact Sensitive |
| Adopt/Amend Employee Stock Purchase Plan | Fact Sensitive |
| Approve Merger/Acquisition | Fact Sensitive |
| Spin-offs | Fact Sensitive |
| Corporate Restructurings | Fact Sensitive |
| Asset Sales | Fact Sensitive |
| Liquidations | Fact Sensitive |
| Adopt Poison Pill | Fact Sensitive |
| Golden Parachutes | Fact Sensitive |
| Executive/Director Compensation | Fact Sensitive |
| Social Issues | Fact Sensitive |
| Contested Election of Directors | Fact Sensitive |
| Stock Based Compensation for Directors | Fact Sensitive |
| Increase Authorized Shares | Fact Sensitive |
| Tender Offers | Fact Sensitive |
| Preemptive Rights | Fact Sensitive |
| Debt Restructuring | Fact Sensitive |
| Foreign Reincorporation | Fact Sensitive |

**PROXY VOTING PROCEDURES**

The general partner (or other principals) of the Adviser will have the responsibility of voting proxies received by the Adviser on behalf of its clients. The Adviser will evaluate whether to vote the proxy proposals received by the Adviser. If the proxies are voted, the proxy proposals received by the Adviser and designated above in the proxy voting policies as "For" or "Against" will be voted by the Adviser in accordance with the proxy voting policies, and proxy proposals received by the Adviser and designated above in the proxy voting policies as "Fact Sensitive" (or not addressed in the proxy voting policies) will be reviewed by the Adviser on a case-by-case basis.

Notwithstanding the foregoing, the Adviser may vote a proxy contrary to the proxy voting guidelines if the Adviser determines that such action is in the best interest of the client. In the event that the Adviser votes contrary to the proxy voting guidelines, the Adviser will document the basis for the Adviser's contrary voting decision.

In addition to not voting proxies where the Adviser deems the expenditure of time and cost of voting would exceed the anticipated benefit to the client, the Adviser may choose not to vote proxies in certain situations or for certain clients, such as (i) where a client has informed the Adviser that it wishes to retain the right to vote the proxy, (ii) where the proxy is received for a client account that has been terminated, or (iii) where a proxy is received by the Adviser for a security it no longer manages on behalf of a client.

**MATERIAL CONFLICTS OF INTEREST**

The Adviser may occasionally be subject to material conflicts of interest in the voting of proxies due to business or personal relationships it maintains with persons having an interest in the outcome of certain votes. The Adviser, its affiliates and/or its employees may also occasionally have business or personal relationships with the proponents of proxy proposals, participants in proxy contests, corporate directors and officers, or candidates for directorships.

If at anytime, the Adviser becomes aware of a material conflict of interest relating to a particular proxy proposal, the Adviser will handle the proposal as follows:

- If the proposal is designated in proxy voting policies above as "For" or "Against," the proposal will be voted by the Adviser in accordance with the proxy voting policies, provided little discretion on the part of the Adviser is involved; or
- If the proposal is designated in the proxy voting policies above as "Fact Sensitive" (or not addressed in the proxy voting policies), the Adviser will either (i) disclose to the client such material conflict and vote the client's shares in accordance with the client's instructions or (ii) take such other action as is necessary to ensure that the Adviser's vote (including the decision whether to vote) is based on the client's best interest and not affected by the Adviser's material conflict of interest.

**PROXY VOTING RECORDS**

In accordance with Rule 204-2, the Adviser will maintain the following records in connection with the Adviser's proxy voting policies and procedures:

- a copy of the proxy voting policies and procedures;
- a copy of all proxy statements received regarding client's securities;
- a record of each vote the Adviser casts on behalf of a client;
- written records of client requests for proxy voting information, including a copy of each written client request for information on how the Adviser voted proxies on behalf of the requesting client, and a copy of any written response by the Adviser to any (written or oral) client request for information on how the Adviser voted proxies on behalf of the requesting client; and
- any documents prepared by the Adviser that were material to making a decision on how to vote, or that memorialized the basis for a voting decision.

Each of the foregoing records will be maintained and preserved by the Adviser for five years from the end of the last fiscal year in which an entry was made on such record, and for the first two years of such five-year period, shall be maintained at an appropriate office of the Adviser. Notwithstanding the foregoing, the Adviser may rely on proxy statements filed on the SEC's EDGAR system instead of keeping its own copies. In addition, the Adviser may also rely upon a third party to maintain the foregoing records, provided such third party has provided to the Adviser an undertaking to provide a copy of such records promptly upon request.

**DISCLOSURE TO CLIENTS**

A copy of the Adviser's written proxy voting policies and procedures will be provided to clients upon written request to the Adviser. In addition, information regarding how a client's proxies were voted by the Adviser will be provided to a client upon written request to the Adviser.

**Item 8.         Portfolio Managers of Closed-End Management Investment Companies.**

As of the original filing of this report on March 10, 2010, Austin Marxe, President of AWM Investment Company, Inc, ("AWM") since 1991 and David Greenhouse, Vice-President of AWM since 1992, are primarily responsible for the day-to-day management of the registrant's portfolio. AWM serves as the general partner of MGP Advisers Limited Partnership ("MGP"), the registrant's investment adviser. Pursuant to an agreement dated June 7, 2006 by and between the registrant, MGP and AWM, MGP appointed AWM as agent and nominee, with the rights, power and authority to execute trades and transact such other business as outlined in such agreement on behalf of the registrant. Mr. Marxe, Mr. Greenhouse and Adam Stettner are the limited partners of MGP. Mr. Marxe also serves as an Individual General Partner of the registrant.

Mr. Marxe, Mr. Greenhouse and Mr. Stettner also serve as members of the general partners to six other Special Situations funds (the "Affiliates") that have performance based advisory fees, with combined total assets of $ 801,852,867 as of December 31, 2009.

On June 10, 2008 a Special Meeting of Partners was held whereby the requisite vote was cast in favor of a Liquidation Proposal. The current management will continue to operate the Fund during the liquidation process. MGP will continue to serve as the Fund's Investment Adviser, but will not make new investments unless considered necessary to preserve the value of existing investments as well as invest in short-term liquid securities for cash management purposes.

MGP, the registrant's investment advisor, receives a 20% performance allocation at six month periods ending June 30 and December 31. If there is a loss for an accounting period, the performance

allocation to MGP will not apply to future periods until the loss has been recovered.  All investment advisers of the Special Situations funds managed by Mr. Marxe, Mr. Greenhouse and Mr. Stettner receive similar 20% performance based advisory fees with loss recovery provisions.

As of December 31, 2009, Austin Marxe, David Greenhouse and Adam Stettner each own between $50,001 and $100,000 of equity securities in the registrant.

**Item 9.    Purchases of Equity Securities by Closed-End Management Investment Company and Affiliated Purchasers.**

Not applicable at this time.

**Item 10.    Submission of Matters to a Vote of Security Holders.**

On March 10, 2008, the Independent General Partners approved the submission to a vote of the partners of a proposal to liquidate and dissolve the Fund (the "Liquidation Proposal") in order to provide the Limited Partners with the opportunity to determine whether the liquidation of the Fund is a preferable alternative to its continued operation.  The reduced liquidity of the Fund operating under the Safe Harbor Amendments which limited semi-annual repurchase offers to a maximum of 5% of Units outstanding per semi-annual period (or 10% per year) and increased the repurchase request deadline from 14 days to 60 days prior to the repurchase pricing date as well as the increased expense ratio as a result of various costs not decreasing in proportion to the Fund's size, were an impetus for the Liquidation Proposal.

Other considerations included the possibility that sales of the Fund's securities as part of the liquidation may not result in the Fund receiving the maximum return on these securities due to market conditions at the time of the sales or the constraints imposed by the liquidation.  In order to properly consider all relevant factors in determining whether to vote "For" or "Against" the Liquidation Proposal, MGP and the Individual General Partners resolved to withhold their vote until the Special Meeting of Partners.

On June 10, 2008 a Special Meeting of Partners was held whereby the requisite vote was cast in favor of the Liquidation Proposal.  Matters discussed included those indicated above as well as the economic and market conditions at the time of the meeting.  The current management will continue to operate the Fund during the liquidation process.  MGP will continue to serve as the Fund's Investment Adviser, but will not make new investments unless considered necessary to preserve the value of existing investments as well as invest in short-term liquid securities for cash management purposes.  At various times subsequent to the vote to liquidate the Fund, liquidating distributions were made to the partners.  The following table summarizes the liquidating distributions approved and paid as of the dates indicated.

| Date of IGP Meeting | Amount of Liquidating Distribution | Date of Payment | Percent of Net Assets at the Time |
|---|---|---|---|
| December 2, 2008 | $24,000,000 | December 8, 2008 | 85% |
| June 2, 2009 | $2,700,000 | June 4, 2009 | 65% |
| January 12, 2010 | $1,300,000 | January 15, 2010 | 75% |

**Item 11.    Controls and Procedures.**

(a)        Based on an evaluation of the registrant's disclosure controls and procedures as of a date within 90 days of the filing date of this report, the registrant's principal executive and principal financial officers, or persons performing similar functions, concluded that the disclosure controls and procedures are effective.

(b)        There were no significant changes in the registrant's internal control over financial reporting that occurred during the registrant's last fiscal half-year that have materially affected, or are reasonably likely to materially affect, the registrant's internal control over financial reporting.

**Item 12.    Exhibits.**

(a)(1)    NOT APPLICABLE.

(a)(2)    CERTIFICATIONS REQUIRED BY ITEM 11(a)(2) OF FORM N-CSR ARE FILED HEREWITH AS EX-99.CERT.

(b)    CERTIFICATIONS REQUIRED BY ITEM 11(b) OF FORM N-CSR ARE FILED HEREWITH AS EX-99.906CERT.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECIAL SITUATIONS FUND III, L.P.

By:        /s/Austin Marxe
        Austin Marxe, Principal Executive Officer

Date: March 10, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By:        /s/Austin Marxe
        Austin Marxe, Principal Executive Officer

Date: March 10, 2010

By:        /s/ Peter E. Price
        Peter E. Price, Chief Operating Officer

Date: March 10, 2010

## CERTIFICATION

I, Austin Marxe, certify that:

1.  I have reviewed this report on Form N-CSR of Special Situations Fund III, L.P.;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations, changes in net assets, and cash flows (if the financial statements are required to include a statement of cash flows) of the registrant as of, and for, the periods presented in this report;

4.  The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rule 30a-3(c) under the Investment Company Act of 1940) for the registrant and have:

    (a)           Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b)           Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of a date within 90 days prior to the filing date of this report based on such evaluation; and

    (c)           Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal half-year (the registrant's second fiscal half-year in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.  The registrant's other certifying officer(s) and I have disclosed to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a)           all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

    (b)           any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.


Date:  March 10, 2010                              /s/ Austin Marxe
                                                   Austin Marxe, Principal Executive Officer

## CERTIFICATION

I, Peter E. Price, certify that:

1. I have reviewed this report on Form N-CSR of Special Situations Fund III, L.P.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations, changes in net assets, and cash flows (if the financial statements are required to include a statement of cash flows) of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rule 30a-3(c) under the Investment Company Act of 1940) for the registrant and have:

      (a)      Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

      (b)      Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of a date within 90 days prior to the filing date of this report based on such evaluation; and

      (c)      Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal half-year (the registrant's second fiscal half-year in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

      (a)      all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

      (b)      any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.


Date:  March 10, 2010        /s/Peter E. Price
                        Peter E. Price, Chief Operating Officer

**CERTIFICATION**
**Pursuant to Section 906**
**of the Sarbanes-Oxley Act of 2002**

The undersigned, Principal Executive Officer of Special Situations Fund III, L.P. (the "Registrant"), with respect to the Registrant's Form N-CSR for the period ended December 31, 2009, as filed with the Securities and Exchange Commission, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. such Form N-CSR fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in such Form N-CSR fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Dated: March 10, 2010                    /s/ Austin Marxe
                          Austin Marxe, Principal Executive Officer

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to the Registrant and will be retained by the Registrant and furnished to the Securities and Exchange Commission (the "Commission") or its staff upon request.

This certification is being furnished to the Commission solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of the Form N-CSR filed with the Commission.

**CERTIFICATION**
**Pursuant to Section 906**
**of the Sarbanes-Oxley Act of 2002**

The undersigned, Principal Financial Officer of Special Situations Fund III, L.P. (the "Registrant"), with respect to the Registrant's Form N-CSR for the period ended December 31, 2009 as filed with the Securities and Exchange Commission, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.      such Form N-CSR fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.      the information contained in such Form N-CSR fairly presents, in all material respects, the financial condition and results of operations of the Registrant.


Dated: March 10, 2010              /s/Peter Price
                                   Peter Price, Principal Financial Officer


A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to the Registrant and will be retained by the Registrant and furnished to the Securities and Exchange Commission (the "Commission") or its staff upon request.

This certification is being furnished to the Commission solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of the Form N-CSR filed with the Commission.